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                             October 13, 2021

       Mei Kanayama
       Representative Director
       Yoshitsu Co., Ltd
       Harumi Building, 2-5-9 Kotobashi
       Sumida-ku, Tokyo, 130-0022
       Japan

                                                        Re: Yoshitsu Co., Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 1,
2021
                                                            File No. 333-259129

       Dear Mr. Kanayama:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No.1 to Registration Statement on Form F-1

       Prospectus Summary
       Risks Related to Our Business, page 2

   1. We note your response to comment 2, as well as your revised risk disclosures on pages 3 and 14. Please further
revise each of these disclosures to include the percentage of your revenue accounted for
by sales to the China market. In this regard, we note that such sales accounted for
approximately 77.0% and 55.4% of your revenue during the fiscal years ended March 31,
2021 and 2020, respectively.
 Mei Kanayama
FirstName LastNameMei  Kanayama
Yoshitsu Co., Ltd
Comapany
October 13,NameYoshitsu
            2021        Co., Ltd
October
Page 2 13, 2021 Page 2
FirstName LastName
Risk Factors, page 7

2. We note your response to comment 4. Please disclose the substance of your response in a new risk factor, which addresses the risk of being subject to Chinese laws and regulations and which specifically acknowledges, if true, the uncertainty inherent in relying on an opinion of counsel in connection with whether aspects of your business could be subject to Chinese laws and regulations. In addition, please file the GFE Law opinion on which you are relying and the cooperation agreements with the Entrusted Third Parties as exhibits to the registration statement, or tell us why you believe you are not required to do
         so.
       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Ying Li